June 11, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	WalkMe Ltd.

Registration Statement on Form F-1

File No. 333-256219

Acceleration Request

Requested Date:      June 15, 2021

Requested Time:     4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), wish to advise you that between June 7, 2021 and June 15, 2021 at 5:00 p.m., Eastern Standard Time, approximately 6390 copies of the Preliminary Prospectus of WalkMe Ltd., a company organized under the laws of the State of Israel (the “Registrant”), dated June 7, 2021 were distributed as follows by the underwriters to underwriters, dealers, institutional investors and others.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Standard Time on June 15, 2021, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

[Signature Page Follows]

Very truly yours, MORGAN STANLEY & CO. LLC GOLDMAN SACHS & CO. LLC CITIGROUP GLOBAL MARKETS INC.

As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

MORGAN STANLEY & CO. LLC

By:	/s/ David Torrence
Name: David Torrence
Title: Vice President

GOLDMAN SACHS & CO. LLC

By:	/s/ Rebecca Steinthal
Name: Rebecca Steinthal
Title: Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Herb Yeh
Name: Herb Yeh
Title: Managing Director

cc:

Dan Adika

Rafael Sweary

Andrew Casey

WalkMe Ltd.

Joshua G. Kiernan

Tad Freese

Nathan Ajiashvili

Latham & Watkins LLP

Haleli Barath

Noma Floom

BFP & Co.

Shachar Hadar

Meitar | Law Offices

[Signature Page to Underwriter Acceleration Request]

Rezwan D. Pavri

Allison B. Spinner

Michael C. Labriola

Wilson Sonsini Goodrich & Rosati, P.C.

Chaim Friedland

Ari Fried

Gornitzky & Co.

[Signature Page to Underwriter Acceleration Request]